UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the Fiscal Quarter Ended: June 30, 2005
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
The information contained herein is incorporated by reference in IONA Technologies PLC’s Registration Statements on Form F-3 (No. 333-13802) and on Form S-8 (Nos. 333-6850, 333-11384, 333-12326, 333-13224, 333-13330, 333-13494, 333-105348 and 333-108869).

Part I. FINANCIAL INFORMATION
Item 1. Condensed Consolidated Financial Statements
IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2005	2004(1)
	(unaudited)

ASSETS
Current assets:

Cash and cash equivalents	$19,375	$25,096
Restricted cash (Note 4)	495	3,495
Marketable securities (Note 5)	30,732	31,324
Accounts receivable, net of allowance for doubtful accounts of $1,102 at June 30, 2005 and $1,073 at December 31, 2004	8,494	12,912
Prepaid expenses	1,474	1,603
Other assets	299	1,104

Total current assets	60,869	75,534

Property and equipment, net	4,386	4,851
Other non-current assets, net (Note 6)	252	441

Total assets	$65,507	$80,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,825	$2,602
Accrued payroll and related expenses	3,284	5,534
Other accrued liabilities	8,685	14,134
Deferred revenue	16,684	21,179

Total current liabilities	30,478	43,449

Other non-current liabilities (Note 8)	1,689	2,415

Shareholders’ equity:
Ordinary Shares, Î0.0025 par value, 150,000,000 shares authorized; 35,083,116 and 34,803,601 shares issued and outstanding at June 30, 2005 and December 31, 2004, respectively	97	96
Additional paid-in capital	495,455	494,837
Accumulated deficit	(462,212)	(459,971)

Total shareholders’ equity	33,340	34,962

Total liabilities and shareholders’ equity	$65,507	$80,826

(1)	The December balance sheet information has been derived from the December 31, 2004 audited consolidated financial statements.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue:
Product revenue	$5,664	$5,918	$13,352	$13,018
Service revenue	8,304	9,260	16,934	19,015

Total revenue	13,968	15,178	30,286	32,033

Cost of revenue:
Cost of product revenue	31	89	84	171
Cost of service revenue	2,909	3,023	5,824	6,157

Total cost of revenue	2,940	3,112	5,908	6,328

Gross profit	11,028	12,066	24,378	25,705

Operating expenses:
Research and development	3,975	4,268	7,983	8,827
Sales and marketing	7,373	7,125	14,533	13,959
General and administrative	2,175	2,148	4,226	4,286
Amortization of other non-current assets	44	134	181	286
Restructuring (Note 8)	—	—	(97)	—

Total operating expenses	13,567	13,675	26,826	27,358

Loss from operations	(2,539)	(1,609)	(2,448)	(1,653)
Interest income (expense), net	223	(79)	391	41
Net exchange gain (loss)	163	(19)	171	195

Loss before provision for income taxes	(2,153)	(1,707)	(1,886)	(1,417)
Provision for income taxes	195	150	355	250

Net loss available to Ordinary Shareholders	$(2,348)	$(1,857)	$(2,241)	$(1,667)

Basic net loss per Ordinary Share and per ADS	$(0.07)	$(0.05)	$(0.06)	$(0.05)

Shares used in computing basic net loss per Ordinary Share and per ADS	35,060	34,532	34,999	34,421

Diluted net loss per Ordinary Share and per ADS	$(0.07)	$(0.05)	$(0.06)	$(0.05)

Shares used in computing diluted net loss per Ordinary Share and per ADS	35,060	34,532	34,999	34,421

IONA Technologies PLC
Condensed Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

	Six Months Ended
	June 30,	June 30,
	2005	2004
	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,241)	$(1,667)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,284	1,607
Stock compensation	—	34
(Profit) loss on marketable securities	(85)	158
Changes in operating assets and liabilities:
Restricted cash deposits	3,000	250
Purchase of marketable securities	(14,323)	(20,632)
Sale of marketable securities	15,000	20,400
Accounts receivable	4,418	12,047
Prepaid expenses	129	779
Other assets	813	112
Accounts payable	(777)	(841)
Accrued payroll and related expenses	(2,250)	(4,088)
Other liabilities	(6,175)	(5,082)
Deferred revenue	(4,495)	(5,419)

Net cash used in operating activities	$(5,702)	$(2,342)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(638)	$(332)
Purchase of other non-current assets	—	(27)

Net cash used in investing activities	$(638)	$(359)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	$619	$1,166

Net cash provided by financing activities	$619	$1,166

NET DECREASE IN CASH AND CASH EQUIVALENTS	$(5,721)	$(1,535)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,096	19,926

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$19,375	$18,391

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$188	$117

IONA Technologies PLC
Notes to Condensed Consolidated Financial Statements
1. Interim Condensed Consolidated Financial Statements (Unaudited)
          These interim condensed consolidated financial statements have been prepared by IONA Technologies PLC (“IONA” or the “Company”) pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals and adjustments to estimates of restructuring charges) have been made for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. See “Factors Affecting Future Results.” For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2004 included in IONA’s Annual Report on Form 20-F under the Securities Exchange Act of 1934, as amended.
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.
2. Companies Acts, 1963 to 2005
          The financial information relating to IONA and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations, 1992, copies of which are required by that Act to be annexed to a company’s annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the consolidated financial statements for the years ended December 31, 2004 and 2003. Copies of the consolidated financial statements for the year ended December 31, 2004 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of IONA, which will be held on August 25, 2005.
3. Accounting Pronouncements
     In May 2005 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections” (“SFAS 154”). This statement replaces Accounting Principles Board Opinion No. 20, “Accounting Changes” (“APB 20”) and Statement of Financial Accounting Standards No. 3, “Reporting of Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of this statement is not expected to have a material impact on the Company’s results of operations or financial condition.
     In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R “Share-Based Payment” (“SFAS 123R”), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required. The Company plans to adopt SFAS 123R on January 1, 2006.
     Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. The

Company has not yet determined the method of adoption it will use. The Company has not completed its evaluation of the effects of adopting SFAS 123R.
4. Restricted Cash
     At June 30, 2005, the Company has approximately $0.5 million in restricted cash deposits with Citizens Bank which includes annual renewable letter of credit facilities for certain leased facilities. Should IONA not renew these letter of credit facilities or default on its rental obligations, $0.5 million will be payable to the lessors.
5. Marketable Securities
     Marketable securities consist of commercial paper, corporate bonds, and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, IONA invests primarily in high grade marketable securities to reduce risk of loss. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and unrealized holding gains and losses are reflected in the Condensed Consolidated Statements of Operations.
6. Other Non-Current Assets
     Other non-current assets consist of the following:

	June 30,	December 31,
	2005	2004
	(unaudited)
	(U.S. dollars in thousands)
Intangible Assets- amortizable
Purchased technology	$3,429	$3,429
Accumulated amortization	(3,303)	(3,122)

Total identifiable intangible assets	126	307

Security deposits and other assets	126	134

Total other non-current assets, net	$252	$441

     Other non-current asset amortization for the six months ended June 30, 2005 and June 30, 2004 was $0.2 million and $0.3 million, respectively. In addition, other non-current asset amortization is estimated to be approximately less than $0.1 million for the remainder of 2005, less than $0.1 million in 2006, less than $0.1 million in 2007, and nil in 2008.
7. Stock-based Employee Compensation Expense
     The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations (collectively, “APB 25”) in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of IONA’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).
     Where shares are issued at less than fair market value, the excess of the fair market value over the amount the employee must pay to acquire the shares is charged to expense as stock-based compensation and credited to additional paid-in capital in the period of transfer.
     Pro forma information regarding net loss and net loss per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Three and six	Three and six
	months ended	months ended
	June 30,	June 30,
	2005	2004
	(unaudited)	(unaudited)
Risk-free interest rate	4%	4%
Expected dividend yield	—	—
Expected volatility	0.737 to 0.836	0.982 to 0.999
Expected life (years)	4	3.5 to 4
     The fair value for rights to purchase awards under the 1999 Employee Share Purchase Plan was estimated at the date of grant using the following weighted-average assumptions:

	Three and six	Three and six
	months ended	months ended
	June 30,	June 30,
	2005	2004
	(unaudited)	(unaudited)
Risk-free interest rate	2%	2%
Expected dividend yield	—	—
Expected volatility	0.836	0.999
Expected life	6 months	6 months
The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2005	2005	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per		(In thousands, except per
	share data)		share data)
Net loss as reported	$(2,348)	$(1,857)	$(2,241)	$(1,667)
Add: Stock-based compensation expense included in reported net loss, net of related tax effects	—	14	—	34
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,403)	(5,839)	(7,765)	(11,958)

Pro forma net loss	$(5,751)	$(7,682)	$(10,006)	$(13,591)

Loss per share:
Basic-as reported	$(0.07)	$(0.05)	$(0.06)	$(0.05)

Basic-pro forma	$(0.16)	$(0.22)	$(0.29)	$(0.39)

Diluted-as reported	$(0.07)	$(0.05)	$(0.06)	$(0.05)

Diluted-pro forma	$(0.16)	$(0.22)	$(0.29)	$(0.39)

8. Restructuring
     During the six months ended June 30, 2005, the Company released $97,000 of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.
     Cash outlays associated with the restructuring plans initiated in 2004 and previous periods totaled approximately $4,783,000 for the six months ended June 30, 2005, including approximately $264,000 in severance and related benefits paid to employees worldwide and $4,519,000 in facility closure costs.
     Amounts of restructuring costs remaining accrued at June 30, 2005 of $3,052,000 relate to remaining facility closure and consolidation costs. The Company expects cash outlays of $1,363,000 will be made in the next twelve months, with the remaining cash outlays of $1,689,000 to be made through the end of 2013.
     Although the Company does not anticipate additional significant changes to its restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or if the Company terminates its lease obligations prior to the scheduled termination dates.

     In order to estimate the costs related to its restructuring efforts, management made its best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.
     The following sets forth the Company’s accrued restructuring costs as of June 30, 2005:

	(U.S. dollars in thousands)
	(unaudited)
	Excess Facilities	Severance	Total
Balance at December 31, 2004	$7,571	$361	$7,932
2005 charges	—	—	—
Cash outlays in 2005	(4,519)	(264)	(4,783)
2005 adjustments in estimates	—	(97)	(97)

Balance at June 30, 2005	$3,052	$—	$3,052

9. Net Loss Per Ordinary Share and ADS
     The following sets forth the computation of basic and diluted net loss per Ordinary Share and ADS:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per		(In thousands, except per
	share data)		share data)
Numerator:
Numerator for basic and diluted net loss per Ordinary Share and ADS—loss available to Ordinary Shareholders	$(2,348)	$(1,857)	$(2,241)	$(1,667)

Denominator:
Denominator for basic earnings per share—weighted-average Ordinary Shares and ADS	35,060	34,532	34,999	34,421

Effect of employee stock options	—	—	—	—

Denominator for diluted net loss per Ordinary Share and ADS	35,060	34,532	34,999	34,421

Basic net loss per Ordinary Share and ADS	$(0.07)	$(0.05)	$(0.06)	$(0.05)

Diluted net loss per Ordinary Share and ADS	$(0.07)	$(0.05)	$(0.06)	$(0.05)

     For the three months ended June 30, 2005 and 2004 and for the six months ended June 30, 2005 and 2004, all outstanding stock options granted have been excluded from the calculation of the diluted net loss per share because all such securities were anti-dilutive. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were approximately 777,000 and 1,847,000 for the three months ended June 30, 2005 and 2004, respectively. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were approximately 1,223,000 and 2,217,000 for the six months ended June 30, 2005 and 2004, respectively.

          Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
          The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying condensed consolidated financial statements for the periods specified and associated notes. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward looking statements include, but are not limited to, statements regarding, among other things, our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements, including risks and uncertainties relating to IONA’s cost reduction efforts; the launch of IONA’s integration software; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so. Further reference should be made to “Factors Affecting Future Results” below and to our Annual Report on Form 20-F under the Securities Exchange Act of 1934, as amended, and the consolidated financial statements for the year ended December 31, 2004 included therein.
Overview
     IONA is in the integration software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology (“IT”) investments. We also offer professional services, including ongoing customer support and maintenance as well as high-level design consultation, education and product implementation.
     Our revenue is derived from product license fees and charges for support and professional services. We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 and related interpretations (collectively, “SOP 97-2”). In accordance with U.S. GAAP, we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when the services are performed.
     Our customers are corporate IT departments of large organizations with complex, heterogeneous computing environments and challenging integration problems. Our customers operate worldwide in a variety of industries including telecommunications, finance, manufacturing, banking, government, medical, computing, research and software. No single customer accounted for more than 10% of total revenue for the six months ended June 30, 2005 or 2004.
     To date, we have derived most of our revenue from the licensing of our enterprise integration software products that currently comprise our Orbix products, and fees from related services. We expect that our new product, Artix, will increasingly contribute to our revenue. We market our products and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.
     Our total revenue was approximately $30.3 million for the six months ended June 30, 2005 and $32.0 million for the six months ended June 30, 2004. Total revenue from customers located outside the United States was approximately $17.2 million, or 56.9% of total revenue, for the six months ended June 30, 2005 and $14.9 million, or 46.5% of total revenue, for the six months ended June 30, 2004. As a percentage of total revenue, product revenue was approximately 44.1% for the six months ended June 30, 2005 and 40.6% for the six months ended June 30, 2004.

     Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue. Product gross margins as a percentage of product revenue were approximately 99.4% and 98.7% for the six months ended June 30, 2005 and the six months ended June 30, 2004, respectively. Service gross margins as a percentage of service revenue were approximately 65.6% and 67.6% for the six months ended June 30, 2005 and the six months ended June 30, 2004, respectively. The decrease in service gross margin was primarily attributable to the decrease in support revenue as a percentage of total service revenue.
          We have significant operations and generate a substantial portion of our taxable income in Ireland. In general the tax rate in Ireland on trading income, which is 12.5% with effect from January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.
Impact of Acquisitions
          In 2001, we acquired Netfish Technologies, Inc. (“Netfish”). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would have been distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that we previously made. If pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.
Critical Accounting Policies and Estimates
     Our Condensed Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the Condensed Consolidated Financial Statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
•	Revenue Recognition;

•	Restructuring Charge;

•	Allowances for Doubtful Accounts;

•	Legal Contingencies;

•	Accounting for Income Taxes;

•	Impairment of Other Non-Current Assets; and

•	Foreign Currency.
     In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See “Notes to the Consolidated Financial Statements” included in our Annual Report on Form 20-F under the Securities Exchange Act of 1934, as amended, and the consolidated financial statements for the year ended December 31, 2004 included therein, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.
     Revenue Recognition
     We recognize the majority of our revenue pursuant to software license agreements. While the basis for software license revenue recognition is substantially governed by the provisions of SOP 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 and related interpretations issued by the American Institute of Certified Public Accountants (collectively, “SOP 97-2”), we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenues to be recognized in each accounting period.
     For software license arrangements that do not require significant modification or customization of the underlying software, we recognize revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our license revenues are recognized in this manner.
     For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.
     We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.
     We assess whether collection is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit-worthiness. If we determine that the collection of the fee is not probable, we defer the fee and recognize revenue at the time collection becomes probable, which is generally upon the receipt of cash.
     We generally deliver products F.O.B shipping or electronically, and our software arrangements typically do not contain acceptance provisions. Accordingly, delivery is usually satisfied when the product leaves our premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.
     Revenue for consulting services is generally recognized on a time and material basis. Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.
     Restructuring Charge
     During 2004, 2003, and 2002, we recorded restructuring charges to align our cost structure with changing market conditions. Our restructuring plan resulted in a reduction in headcount and the closure and consolidation of excess facilities. In determining the charges to record, we made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions we have taken. At June 30, 2005, there were various accruals recorded for the costs to exit certain facilities and lease obligations, which may be adjusted periodically for either resolution of certain contractual commitments, sublease income or the period of time the facilities will be vacant and subleased. During the six months ended June 30, 2005, we reached final settlement with several employees that had been included in a previous restructuring charge. The settlements resulted in a credit to restructuring of $97,000 for the six months ended June 30, 2005. Although we do not anticipate additional significant changes to our restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or we terminate our lease obligations prior to the scheduled termination dates.
     In order to estimate the costs related to our restructuring efforts, management made its best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The operating lease charges were calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.

     These estimates are reviewed at the end of each period and would be revised if estimated future vacancy rates and sublease rates vary from our original estimates. Historically, our estimates and assumptions used to determine the liability for excess facilities have been consistent with actual results experienced. Revisions to our estimates of this liability could materially impact our operating results and financial position in future periods if anticipated events and assumptions, such as the timing and amounts of sublease rental income, either change or do not materialize.
     Allowances for Doubtful Accounts
     We maintain allowances for doubtful accounts, as a reduction of accounts receivable, based on our analyses of the likelihood our customers will not pay us all the amounts due us. In circumstances where there is knowledge of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collectable. For all our customers we perform analyses, which includes a review of their credit profiles, the terms and conditions of the contracts with our customers, and the current economic trends and payment history. We reassess these allowances each accounting period. Historically, our actual losses and credits have been consistent with these provisions. If actual payment experience with our customers is different than our estimates, adjustments to these allowances may be necessary resulting in additional charges or credits to our Condensed Consolidated Statement of Operations.
     Legal Contingencies
     We are involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure, in consultation with external counsel, based on the facts and circumstances available to us and the probability of potential loss arising from the claim. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our consolidated results of operations, financial position or cash flows.
     Accounting for Income Taxes
     Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.
     Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply against the deferred tax balance. As of June 30, 2005, a valuation allowance equal to the value of the deferred tax assets was maintained. In the event we determined we could realize our deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase net income in the period such a determination was made.
     In addition, we operate within multiple taxing jurisdictions and may be subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion, adequate provisions for income taxes have been made.
     Impairment of Other Non-Current Assets
     Other Non-Current Assets represents costs of technology acquired from acquisitions which have reached technological feasibility. The costs of technology have been capitalized and are amortized to the Condensed Consolidated Statements of Operations over the period during which benefits are expected to accrue, currently estimated between three and four years. We are required to test our non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors we consider important, which could trigger impairment, include:
     • significant underperformance relative to expected historical or projected future operating results;

     • significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
     • significant negative industry or economic trends;
     • significant decline in our stock price for a sustained period; and
     • significant decline in our market capitalization relative to net book value.
     Where events and circumstances are present which indicate that the carrying value may not be recoverable, we will recognize an impairment loss. Such impairment loss is measured by comparing the fair value of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding future business conditions and operating results in order to estimate future cash flows to determine the fair value of the respective assets. If the asset’s carrying value is not recoverable through the related cash flows, the asset is considered to be impaired. The impairment is measured by the difference in the asset’s carrying amount and its fair value, based on the best information available, including market prices or discounted cash flow analysis. If these estimates or the related assumptions change in the future, we could be required to record additional impairment charges.
     Foreign Currency
     The U.S. dollar is the functional currency for the Company. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Assets and liabilities denominated in foreign currencies are translated at year end exchange rates while revenues and expenses are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the period. Fluctuations in exchange rates may have a material adverse effect on our consolidated results of operations, particularly our operating margins, and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our consolidated results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently U.S. dollar-based, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases as a result of a decrease in the percentage of U.S. dollar-based transactions. We had no derivative or hedging transactions in 2005 or 2004.

Results of Operations
          The following table sets forth certain consolidated statements of operations data as a percentage of total revenue for the periods presented:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
Revenue:
Product revenue	40.5%	39.0%	44.1%	40.6%
Service revenue	59.5	61.0	55.9	59.4

Total revenue	100.0	100.0	100.0	100.0
Cost of revenue:
Cost of product revenue	0.2	0.6	0.3	0.6
Cost of service revenue	20.8	19.9	19.2	19.2

Total cost of revenue	21.0	20.5	19.5	19.8

Gross profit	79.0	79.5	80.5	80.2
Operating expenses:
Research and development	28.5	28.1	26.4	27.5
Sales and marketing	52.8	46.9	48.0	43.6
General and administrative	15.6	14.2	13.9	13.4
Amortization of other non-current assets	0.3	0.9	0.6	0.9
Restructuring	—	—	(0.3)	—

Total operating expenses	97.2	90.1	88.6	85.4

Loss from operations	(18.2)	(10.6)	(8.1)	(5.2)
Interest income (expense), net	1.6	(0.5)	1.3	0.2
Net exchange gain (loss)	1.2	(0.1)	0.6	0.6

Loss before provision for income taxes	(15.4)	(11.2)	(6.2)	(4.4)
Provision for income taxes	1.4	1.0	1.2	0.8

Net loss	(16.8)%	(12.2)%	(7.4)%	(5.2)%

Gross profit:
Product	99.5%	98.5%	99.4%	98.7%
Service	65.0%	67.4%	65.6%	67.6%
Three Months Ended June 30, 2005 Compared to Three Months Ended June 30, 2004
Total Revenue
          Total revenue decreased by 8.0% to $14.0 million for the three months ended June 30, 2005 from $15.2 million for the three months ended June 30, 2004. Total revenue from customers located outside of the United States represented 55.3% of total revenue for the three months ended June 30, 2005 and 46.1% of total revenue for the three months ended June 30, 2004, or $7.7 million and $7.0 million, respectively. The total number of transactions over $250,000 was eight and the average deal size was approximately $42,000 for the three months ended June 30, 2004 and 2005.
          Product Revenue. Product revenue decreased by 4.3% to $5.7 million during the three months ended June 30, 2005 from $5.9 million during the three months ended June 30, 2004. The decrease in product revenue was attributable to decreased sales of our Orbix family of products.
          Service Revenue. We provide professional services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product customization and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue decreased by 10.3% to $8.3 million during the three months ended June 30, 2005 from $9.3 million during the three months ended June 30, 2004. The decrease in service revenue is primarily related to the expiration of support contracts from prior years.

Cost of Revenue
          Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was less than $0.1 million, resulting in a product gross margin of 99.5%, for the three months ended June 30, 2005 compared to $0.1 million, or a product gross margin of 98.5%, for the three months ended June 30, 2004. The increase in product gross margin was primary attributable to shipping and material efficiencies and lower third-party royalty expenses due to a decrease in the proportion of products sold that contain third-party software embedded with our software product offerings.
          Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product customization and enhancement, and related operating costs of computer equipment and non-billable travel expenses. Cost of service revenue was $2.9 million, resulting in a service gross margin of 65.0%, for the three months ended June 30, 2005 compared to $3.0 million, or a service gross margin of 67.4%, for the three months ended June 30, 2004. The decrease in service gross margin was primarily attributable to the decrease in higher margin support revenue for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. The average number of service personnel decreased from 55 for the three months ended June 30, 2004 to 54 for the three months ended June 30, 2005.
Operating Expenses
          Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising upon the purchase of computer equipment, software license fees, and related indirect costs. Research and development expenses were $4.0 million, or 28.5% of total revenue, for the three months ended June 30, 2005 compared to $4.3 million, or 28.1% of total revenue, for the three months ended June 30, 2004. The decrease in research and development expense in dollar amount was primarily the result of management’s continued effort to reduce expenses. The average number of research and development personnel increased from 123 for the three months ended June 30, 2004 to 129 for the three months ended June 30, 2005. We expect that research and development expenses will remain at approximately this quarterly level in dollar amount for the remainder of 2005.
          Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $7.4 million, or 52.8% of total revenue, for the three months ended June 30, 2005 compared to $7.1 million, or 46.9% of total revenue, for the three months ended June 30, 2004. The increase in sales and marketing expenses in dollar amount was primarily the result of marketing and sales activities related to bringing our Artix family of products to market. The average number of sales and marketing personnel decreased from 111 for the three months ended June 30, 2004 to 109 for the three months ended June 30, 2005. We expect that sales and marketing expenses will increase in dollar amount for the remainder of 2005.
          General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees, liability insurance and depreciation. General and administrative expenses were $2.2 million, or 15.6% of total revenue, for the three months ended June 30, 2005 compared to $2.1 million, or 14.2% of total revenue, for the three months ended June 30, 2004, or about unchanged. The average number of general and administrative personnel was 53 for the three months ended June 30, 2004 and for the three months ended June 30, 2005. We expect that general and administrative expenses will increase for the remainder of 2005 due to additional costs relating to our compliance with the Sarbanes-Oxley Act of 2002.
          Amortization of Other Non-Current Assets. Amortization of other non-current assets consists of the amortization of purchased technologies acquired by us, which have reached technological feasibility. Amortization of other non-current assets was less than $0.1 million, or 0.3% of total revenue, for the three months ended June 30, 2005 compared to $0.1 million, or 0.9% of total revenue, for the three months ended June 30, 2004. The decrease in amortization of other non-current assets is primarily attributable to the full amortization of certain intangible assets. Other non-current assets are amortized on a straight-line basis over three to four years.
Loss from Operations
          We generated an operating loss of $2.5 million, or 18.2% of total revenue, for the three months ended June 30, 2005 compared to an operating loss of $1.6 million, or 10.6% of total revenue, for the three months ended June 30, 2004. The increase in operating loss was primarily due to the decrease in revenue.

Other Income, Net
          Interest income (expense), net, primarily represents interest earned on cash and investment balances. Interest income, net was $0.2 million for the three months ended June 30, 2005 compared to interest expense of $0.1 million for the three months ended June 30, 2004. The increase in interest income, net was primarily due to an increase in interest rates for the three months ended June 30, 2005 compared to the three months ended June 30, 2004.
          Net exchange gain was $0.2 million for the three months ended June 30, 2005 compared to a net exchange loss of less than $0.1 million for the three months ended June 30, 2004. The net exchange gain for the three months ended June 30, 2005 was primarily due to the strengthening of the U.S. dollar against the Euro.
Income Taxes
          Income taxes were $0.2 million for the three months ended June 30, 2005 and for the three months ended June 30, 2004. The provision of income taxes reflects the proportion of income incurred in jurisdictions outside of the Republic of Ireland. See “Factors Affecting Future Results — If our effective tax rate increases, our business and financial results would be adversely impacted.”
Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004
Total Revenue
          Total revenue decreased by 5.5% to $30.3 million for the six months ended June 30, 2005 from $32.0 million for the six months ended June 30, 2004. Total revenue from customers located outside of the United States represented 56.9% of total revenue for the six months ended June 30, 2005 and 46.5% of total revenue for the six months ended June 30, 2004, or $17.2 million and $14.9 million, respectively. The total number of transactions over $250,000 decreased from 21 for the six months ended June 30, 2004 to 20 for the six months ended June 30, 2005, and there was an increase in average deal size from approximately $44,000 to $49,000. No customer accounted for more than 10% of our total revenues for the six months ended June 30, 2005 or 2004.
          Product Revenue. Product revenue increased by 2.6% to $13.4 million during the six months ended June 30, 2005 from $13.0 million during the six months ended June 30, 2004. The increase in product revenue was attributable to increased sales of our Artix family of products.
          Service Revenue. Service revenue decreased by 10.9% to $16.9 million during the six months ended June 30, 2005 from $19.0 million during the six months ended June 30, 2004. The decrease in service revenue is primarily related to the expiration of support contracts from prior years.
Cost of Revenue
          Cost of Product Revenue. Cost of product revenue was $0.1 million, resulting in a product gross margin of 99.4%, for the six months ended June 30, 2005 compared to $0.2 million, or a product gross margin of 98.7%, for the six months ended June 30, 2004. The increase in product gross margin was primary attributable to shipping and material efficiencies and lower third-party royalty expenses due to a decrease in the proportion of products sold that contain third-party software embedded with our software product offerings.
          Cost of Service Revenue. Cost of service revenue was $5.8 million, resulting in a service gross margin of 65.6%, for the six months ended June 30, 2005 compared to $6.2 million, or a service gross margin of 67.6%, for the six months ended June 30, 2004. The decrease in service gross margin was primarily attributable to the decrease in support revenue as a percentage of total service revenue. The average number of service personnel decreased from 57 for the six months ended June 30, 2004 to 53 for the six months ended June 30, 2005.
Operating Expenses
          Research and Development. Research and development expenses were $8.0 million, or 26.4% of total revenue, for the six months ended June 30, 2005 compared to $8.8 million, or 27.5% of total revenue, for the six months ended June 30, 2004. The decrease in research and development expense in dollar amount was primarily the result of management’s continued effort to reduce expenses. The average number of research and development personnel increased from 123 for the six months ended June 30, 2004 to 129 for the six months ended June 30, 2005.

          Sales and Marketing. Sales and marketing expenses were $14.5 million, or 48.0% of total revenue, for the six months ended June 30, 2005 compared to $14.0 million, or 43.6% of total revenue, for the six months ended June 30, 2004. The increase in sales and marketing expenses in dollar amount was primarily the result of marketing and sales activities related to bringing our Artix family of products to market. The average number of sales and marketing personnel decreased from 112 for the six months ended June 30, 2004 to 109 for the six months ended June 30, 2005.
          General and Administrative. General and administrative expenses were $4.2 million, or 13.9% of total revenue, for the six months ended June 30, 2005 compared to $4.3 million, or 13.4% of total revenue, for the six months ended June 30, 2004, or about unchanged. The average number of general and administrative personnel was 53 for the six months ended June 30, 2004 and for the six months ended June 30, 2005.
          Amortization of Other Non-Current Assets. Amortization of other non-current assets was $0.2 million, or 0.6% of total revenue, for the six months ended June 30, 2005 compared to $0.3 million, or 0.9% of total revenue, for the six months ended June 30, 2004. The decrease in amortization of other non-current assets is primarily attributable to the full amortization of certain intangible assets. Other non-current assets are amortized on a straight-line basis over three to four years.
          Restructuring. During the six months ended June 30, 2005, we released $97,000 of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.
Loss from Operations
          We generated an operating loss of $2.4 million, or 8.1% of total revenue, for the six months ended June 30, 2005 compared to an operating loss of $1.7 million, or 5.2% of total revenue, for the six months ended June 30, 2004. The increase in operating loss, in both dollar amount and as a percentage of total revenue, was primarily due to the decrease in revenue.
Other Income, Net
          Interest income, net was $0.4 million for the six months ended June 30, 2005 compared to less than $0.1 million for the six months ended June 30, 2004. The increase in interest income, net was primarily due to an increase in interest rates for the six months ended June 30, 2005 compared to the six months ended June 30, 2004.
          Net exchange gain was $0.2 million for the six months ended June 30, 2005 and 2004. The net exchange gain for the six months ended June 30, 2005 was primarily due to the strengthening of the U.S. dollar against the Euro partially offset by a Japanese Yen based loss versus the U.S. Dollar.
Income Taxes
          Income taxes were $0.4 million for the six months ended June 30, 2005 compared to $0.3 million for the six months ended June 30, 2004. The increase in the provision of income taxes reflects an increase in the proportion of income incurred in higher tax jurisdictions outside of the Republic of Ireland, such as Japan and Germany. See “Factors Affecting Future Results — If our effective tax rate increases, our business and financial results would be adversely impacted.”
Liquidity and Capital Resources
          Our capital requirements relate primarily to facilities, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities, operating leases, and from operations. At June 30, 2005, we had cash and cash equivalents, restricted cash, and marketable securities of $50.6 million, representing a decrease of $4.3 million from June 30, 2004 and a decrease of $9.3 million from December 31, 2004. At December 31, 2004, we had cash and cash equivalents, restricted cash, and marketable securities of $59.9 million.
          Net cash used in operating activities was $5.7 million for the six months ended June 30, 2005 compared to $2.3 million for the six months ended June 30, 2004. The increase in cash used in operating activities from the six months ended June 30, 2004 to the six months ended June 30, 2005 reflects primarily lower receipts from our customers partly offset by lower payments to suppliers and a decrease in restricted cash.
          As of June 30, 2005, we had approximately $0.5 million of irrevocable letters of credit outstanding in connection with facility leases, which renew annually for the duration of the lease terms, which expire in July 2006 and May 2007. The investments pledged for security of the letters of credit are presented as restricted cash in our condensed consolidated balance sheets.

          To the extent that non-cash items increase or decrease our future operating results, there will be no corresponding impact on our cash flows. After excluding the effects of these non-cash charges, the primary changes in cash flows relating to operating activities result from changes in working capital. Our primary source of operating cash flows is the collection of accounts receivable from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors for accounts payable. We generally pay our vendors and service providers in accordance with the invoice terms and conditions. The timing of cash payments in future periods will be impacted by the terms of accounts payable arrangements and management’s assessment of our cash inflows.
          Net cash used in investing activities was $0.6 million for the six months ended June 30, 2005 compared to $0.4 million for the six months ended June 30, 2004. This increase relates primarily to an increase in capital investments. We expect capital expenditures to remain at similar levels during the remainder of 2005.
          Net cash provided by financing activities was $0.6 million for the six months ended June 30, 2005 compared to $1.2 million for the six months ended June 30, 2004. For both the six months ended June 30, 2005 and 2004, net cash provided by financing activities resulted primarily from the proceeds from the exercise of stock options and the sale of stock under our 1999 Employee Stock Purchase Plan.
          We are obligated to make average lease payments of approximately $3.0 million per year through 2023 (subject to an option to exit in 2013) with respect to our Dublin, Ireland facility; approximately $2.2 million per year through 2006 with respect to IONA U.S.’s Waltham, Massachusetts facility; approximately $0.6 million per year through 2006 with respect to IONA U.S.’s subsidiary’s San Mateo, California facility; approximately $0.3 million per year through 2014 (subject to an option to exit in 2009) with respect to our Reading, U.K. facility; approximately $0.2 million per year through 2007 with respect to IONA U.S.’s New York, New York facility; approximately $0.2 million through 2006 with respect to IONA Japan’s Tokyo, Japan facility and approximately $0.1 million through 2006 with respect to our London, U.K. facility.
          As of June 30, 2005, future minimum lease payments under contractual operating lease obligations includes approximately $3.1 million provided for as accrued restructuring costs and is included in other accrued liabilities and other non-current liabilities on the condensed consolidated balance sheets.
          We anticipate our operating expenses will remain relatively stable for the foreseeable future and as a result we intend to fund our operating expenses through cash flows from operations. We expect to use our cash resources to fund capital expenditures as well as acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash, cash equivalents and marketable securities and cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months. The foregoing estimate of the period of time through which our current sources of liquidity will be sufficient to finance our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary.
          It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. In addition, we may decide to issue additional equity or debt securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in our limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.
Exposure to Currency Fluctuations
          Our Condensed Consolidated Financial Statements are prepared in U.S. dollars, our functional currency. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange gain of $0.2 million for the six months ended June 30, 2005 and 2004. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the U.S. dollar. However, because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. See also Item 3 “Quantitative and Qualitative Disclosure About Market Risk.” We had no derivative or hedging transactions in the six months ended June 30, 2005.

Factors Affecting Future Results
          The discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning results of operations, plans and objectives of management, expectations regarding future financial performance, profitability, and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated by such forward looking statements, including, but not limited to, risks and uncertainties discussed below, and risks and uncertainties relating to IONA’s cost-reduction efforts; the integration of recent and future acquisitions; the launch and market performance of IONA’s High Performance Integration software; growth in market demand for Web services and integration; IONA’s enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so.
A further decline in information technology spending may result in a decrease in our revenues or lower growth rates.
     The recent slowdown in global economies has negatively affected the level of spending of our customers on information technology (“IT”) solutions. We cannot predict if or when the growth rate of worldwide economies will accelerate, or when or if demand for IT solutions will increase. A further decline or lack of growth in the demand for IT solutions may result in decreased revenues or lower growth rates because our sales depend in part on our customers’ level of funding for new or additional IT systems or services. Sustained economic downturn may cause our customers to reduce or eliminate IT spending, which would substantially reduce the number of new software licenses we sell. An economic downturn may also cause price erosion for our products, which would reduce the average sales price for these licenses.
     In addition, actual or threatened terrorist attacks, military actions and events or effects occurring in response to those developments may reduce the amount or delay the timing of capital expenditures by corporations for IT solutions. Accordingly, we cannot be assured that we will be able to increase or maintain our revenues.
Our lengthy and variable sales cycle makes it difficult to predict our operating results.
     It is difficult to forecast the timing and recognition of our revenues because our prospective customers often dedicate a significant amount of time to evaluating our products before licensing them. The period between initial customer contact and purchase by a customer may extend to twelve months or more. During the evaluation process, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons including:
•	reduced demand for our products or for integration software generally;

•	introduction of products by our competitors;

•	lower prices offered by our competitors;

•	changes in budgets and purchasing priorities; and

•	changes by prospective customers in their approach with respect to the integration of enterprise applications.
We may experience fluctuations in quarterly revenue that could adversely impact our operating results.
     Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Historically, our product revenue in the first quarter of each year has declined from the fourth quarter of the prior year. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenues in that quarter in accordance with revenue recognition policies. Therefore, you should not rely on period to period comparisons of revenues or results of operations as an indication of future performance. If our quarterly revenues or operating results fall below expectations of investors or securities analysts, the price of our ordinary shares and ADSs could fall substantially.
     Our quarterly revenues may fluctuate as a result of a variety of factors, including the following:
•	a significant number of our prospective customers decide whether to enter into license agreements with us within the last month of each quarter;

•	the size of transactions can vary significantly;

•	the demand for our products may change;

•	customers may unexpectedly postpone orders due to changes in their strategic priorities, project objectives, budget or personnel;

•	customer evaluations and purchasing processes vary significantly from company to company, and a customer’s internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;

•	the number, timing and significance of product enhancements and new product announcements by us and our competitors may affect purchase decisions; and

•	we may have to defer revenues under our revenue recognition policies.
     Fluctuations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, we could experience a reduction in operating results.
We have experienced significant variations in profitability and anticipate that we will continue to do so in the future.
     Our levels of profitability have varied significantly on a quarterly and annual basis. These variations were attributable to fluctuations in revenue and costs, including costs associated with the development and introduction of new products and services, charges associated with acquisitions, and certain non-recurring expenses attributable to the settlement of litigation, restructuring and impairment of goodwill, other non-current assets and fixed assets. There can be no certainty that we will not experience similar variations in profitability in future periods for these or other factors, and any such variation could have a significant impact on the market value of our ordinary shares and ADSs.
Our future revenue depends upon the evolution and adoption of Web services and related integration and infrastructure solutions.
     We believe that large organizations will continue to adopt Web services and related integration and infrastructure solutions, including enterprise service bus (“ESB”) products. Therefore, we have invested significant amounts in developing and introducing products to meet the development, deployment and integration requirements of enterprises using Web services for integration and service-oriented architectures. If the enterprise adoption of Web services, and Web services based ESBs, for these purposes does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.
     The acceptance of our Artix family of ESB products also depends upon the development and proliferation of Web services standards for application integration. If these standards do not continue to develop or are not widely accepted, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition would suffer.
If we fail to keep pace with rapidly evolving technology and changing customer needs, our business will suffer.
     The market for enterprise infrastructure software is characterized by rapidly changing technology, evolving industry standards and changing customer needs. Therefore, our success will depend upon our ability to enhance our existing products and to introduce and market new products to meet changing customer requirements on a timely and cost-effective basis. If we experience delays in the introduction of new or enhanced products, or if we are unable to anticipate or respond adequately to these changes, our products could be rendered obsolete and our business could be materially harmed.
Potential defects in our products or our failure to provide services for our customers could cause our sales to decrease, cause us to lose customers and damage our reputation.
     The products that we offer include newly-launched products with a nascent customer adoption record. These products may contain defects that may be detected at any point in the product’s life cycle. We have in the past discovered errors in certain of our product enhancements and new products and have experienced delays in generating revenue while correcting these errors. Our products are often used in combination with products of other vendors. As a result, it may be difficult to identify the source of any problem. If defects occur, we could experience, among other things:

•	loss of customers;

•	injury to our reputation;

•	loss or delay of market acceptance or sales;

•	increased service or warranty costs; or

•	legal action by our customers.
     In addition, we may not be able to avoid or limit liability for disputes relating to product performance or provision of services.
If we do not manage our expenses and geographically dispersed operations successfully, we may be unable to respond to changing market conditions.
     The IT integration market is becoming increasingly volatile. To address this volatility and global economic conditions generally, we have taken measures to bring our workforce, staffing and structure in line with perceived current demand for our products. If we misjudge our personnel needs or cannot successfully manage our expenses, then our business, financial condition and results of operations would be materially adversely affected. Our future operating results will depend substantially upon the ability of our officers and key employees to anticipate changing business conditions and manage personnel and other costs while increasing sales.
     We face additional risks in managing geographically dispersed operations. Some of our key executives and managers are based in our Dublin, Ireland headquarters and others in our wholly-owned U.S. subsidiary’s Waltham, Massachusetts office. Accordingly, our ability to compete successfully will depend in part on the ability of a limited number of key executives located in geographically dispersed offices to integrate management, to address the needs of our worldwide customer base and to respond to changes in our market. In addition, our ability to manage our operations and financial performance would be materially adversely affected if terrorist attacks or military or other political events prohibit or restrict the travel of our personnel.
We may be required to delay the recognition of revenue until future periods which could adversely impact our operating results.
     We may have to defer revenue recognition due to several factors, including whether:
•	we are required to accept extended payment terms;

•	the transaction involves contingent payment terms or fees;

•	the transaction involves acceptance criteria or there are identified product-related issues; or

•	license agreements include products that are under development or other undelivered elements.
     Because of the factors listed above and other specific requirements under U.S. GAAP for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.
We depend on large transactions to derive a significant portion of our revenue, and the delay or loss of any large customer order could adversely affect our quarterly or annual operating results.
     We derive a significant portion of our revenue from large transactions. Customers face complex decisions regarding approaches to the development, deployment and integration of enterprise applications, competitive product offerings, rapidly changing software technologies, and limited internal resources. We must often negotiate terms and conditions in large sales transactions. These terms and conditions can extend the sales cycle and, in certain situations, result in deferred recognition of revenue from the sale. Prospective sales are subject to delays or cancellation over which we have little or no control. If any large customer order anticipated for a particular quarter is not realized or is delayed, we may experience an unplanned shortfall in revenue, which could significantly and adversely affect our operating results.
We currently derive most of our revenue from a limited number of our products.

     To date, we have derived most of our revenue from the licensing of our products that currently compose our Orbix and Artix products and fees from related services. We expect our Orbix products to continue to account for a substantial majority of our revenue for the foreseeable future. As a result, a reduction in demand for, or sales of, these products would have a material adverse effect on our business, financial condition and results of operations. In addition, our business will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of our products. We may not successfully develop, introduce or market new products or enhancements or additions to our existing products. Any failure to do so would materially adversely affect our business, financial condition and results of operations.
If we do not successfully expand and manage our direct sales force and other distribution channels, we may not be able to increase our sales.
     To date, we have sold our products primarily through our direct sales force, software vendors and system integrators. We plan to continue to invest in, and rely on sales through, these distribution channels and other indirect channels. We experience lower profit margins on the distribution of our products through third-party distribution channels. We may not be able to expand or manage successfully our direct sales force or other distribution channels. Further, any such expansion may not result in an increase in revenue or operating income. If we fail to expand or manage successfully our direct sales force or other distribution channels, our business, financial condition and results of operations would materially suffer.
Our inability to create and preserve relationships with software vendors, system integrators or other third parties that market and sell our products could reduce our revenues.
     Our ability to achieve revenue growth will depend in large part on expanding our sales channels, as well as leveraging our existing strategic alliances. If our relationships with these software vendors or system integrators deteriorate or terminate, or if we are unable to form new relationships, we may lose important sales and marketing opportunities. Our distribution arrangements could give rise to disputes regarding marketing strategy, exclusive territories and customer relationships which could negatively affect our business or result in costly litigation. In addition, if these software vendors and system integrators are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of our software products, or they otherwise do not adequately perform implementation services, we may lose customers. These system integrators may increase their promotion of competing enterprise integration solutions or may otherwise discontinue their relationships with or support of us. Our relationships with software vendors and system integrators are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.
     We also may enter into joint arrangements with strategic partners to develop new products or enhancements, or to license our offerings as part of integrated products. Our business may be adversely affected if these strategic partners change their business priorities or experience difficulties in their operations, which in either case causes them to terminate or reduce their support for these joint arrangements.
We operate in highly competitive markets and we may be unable to compete successfully.
     The market for enterprise infrastructure software solutions is highly competitive. We expect this competition to increase. Our products compete with offerings from a number of established infrastructure vendors, as well as offerings from new software companies. Some of these companies offer products that compete with single components of our product set, while other companies market a set of products designed to solve broad integration problems.
     We compete principally against vendors of:
•	enterprise infrastructure software;

•	enterprise application integration software;

•	Web services integration software;

•	enterprise service bus software (“ESB”); and

•	open source software projects and products.
     We believe that our ability to compete depends in part on a number of factors outside of our control, including:
•	the demand for our products;

•	the development by others of software that is competitive with our products;

•	the price at which others offer comparable products;

•	the ability of our competitors to respond effectively to customer needs;

•	the ability of our competitors to market their products aggressively and effectively; and

•	the ability of our competitors to hire, retain and motivate key personnel.
     In addition, a number of our competitors have substantially greater technical, financial, sales, marketing, customer support, professional services and other resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to establish more successful strategic relationships with industry leaders and other third parties than we can. Further, certain of our larger competitors may be able to offer competitive products or technologies as part of their broader product or service offerings or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among our current and potential competitors may emerge and rapidly gain significant market share. This type of competition could materially adversely affect our ability to license products and provide services on terms favorable to us. In addition, among our smaller competitors, the competition for retaining market share is intense. Due to competitive pressures, we could be forced to reduce the price of our products and related services. Lower sales or reduced prices would negatively impact our operating results and financial condition.
     Many of our competitors have a significant installed base that includes our current and potential customers. Once a customer has installed the products of one of our competitors, it may be difficult to convince the customer to adopt or purchase our products. If we are unable to further penetrate our existing customer base or sell to new clients, our business prospects and financial condition would suffer.
If we are unable to attract and retain highly qualified personnel, our future results would be adversely affected.
     We depend to a significant extent upon a limited number of senior executives. We face intense competition for highly qualified personnel. If we fail to attract, retain or assimilate key personnel, our business, financial condition and results of operations would materially suffer.
We face various risks associated with our international operations that could cause our operating results to suffer.
     We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our sales are derived, and our operations are conducted, worldwide. We expect that operations outside of the United States will continue to account for a significant portion of our business and expect to continue to expand our operations outside of the United States. Because of the international character of our business, we are subject to risks such as:
•	fluctuations in currency exchange rates;

•	political and economic conditions in various jurisdictions;

•	unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	failure to enter into relationships with local resellers, system integrators or other third party vendors, or to introduce localized products;

•	difficulties in staffing and managing foreign operations;

•	longer accounts receivable payment cycles; and

•	differing laws affecting the enforceability of intellectual property rights and product liability.
     If any of these risks materializes, revenue derived from customers outside the United States could decrease, and our business, financial condition and results of operations could materially suffer.

We may be unable to identify or complete suitable acquisitions, and any acquisitions we do complete may create business difficulties or dilute our shareholders.
     As part of our business strategy, we may pursue strategic acquisitions. We may be unable to identify suitable acquisition candidates. We cannot assure that we will be able to make acquisitions on commercially acceptable terms or at all. If we acquire a business, technology or product, we may have difficulty integrating that business, technology or product with our existing operations or our software. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. In addition, the key personnel of an acquired entity may decide not to work for us. We may also incorrectly judge the value or worth of an acquired business, technology or product. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities may be dilutive to our shareholders.
If our effective tax rate increases, our business and financial results would be adversely impacted.
     We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% with effect from January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. If our operations no longer qualify for these lower tax rates or if the tax laws were rescinded or changed, our effective tax rate would increase and our business, financial condition and results of operations could be materially adversely affected. In addition, if Japanese, U.S., U.K., German, Australian or other tax authorities were to challenge successfully the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected. If our revenues fail to grow we will become increasingly dependent on favorable tax rates to maintain our earnings.
Our U.S. holders of our ordinary shares or ADSs could suffer adverse tax consequences if we are characterized as a passive foreign investment company.
     If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to the holders of our ordinary shares or ADSs. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs.
The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in U.S. corporations.
     The rights of holders of our ordinary shares and, therefore, some of the rights of the holders of our ADSs are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical U.S. corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.
We have a limited ability to protect our intellectual property rights, and others could obtain and use our technology without our authorization.
     We regard certain of our technologies as proprietary, and we rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and technical measures to establish and protect our proprietary rights. The laws of various countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of the United States and Ireland. While we generally enter into confidentiality agreements and limit access to, and distribution of, our proprietary information, it is possible for a third party to copy or otherwise obtain and use our technology without authorization. Third parties may reproduce our software products without our consent. In addition, it is possible that our means of protecting our proprietary rights will not be adequate. Any unauthorized reproduction of our software or inadequate protection of our proprietary rights could have a material adverse effect on our business, financial condition or results of operations.
If we do not have the right to use third-party technology, we may have to stop selling and shipping products and incur significant development or license expenses.
     We use and incorporate third-party technology in our products. If we do not have adequate rights to use this technology or our rights terminate, we could be required to:
•	stop using the third-party technology;

•	stop selling and shipping our products in which the third-party technology is used; or

•	incur significant expenses to identify and obtain replacement technology or develop similar technology or to obtain a new license to the third-party technology.
     We may not be able to develop technology or identify other technology with functionality similar to this third-party technology. In addition, we may not be able to obtain a license to this third-party technology on acceptable terms or at all, and we may be liable for damages in the event of any unauthorized use. If any of these events occur, our business, financial condition and results of operations could be materially adversely affected.
We may be exposed to significant liability if we infringe upon the intellectual property or proprietary rights of others.
     Third parties have notified us, and others may notify us, from time to time, that they believe we are infringing certain of their patents and other intellectual property rights. The cost of responding to any such assertion may be material, whether or not the assertion is valid. In the event that any such assertion is resolved adversely to us, we could be required to:
•	discontinue the use of certain processes;

•	cease the use and sale of infringing products and services;

•	expend significant resources to develop non-infringing technology;

•	obtain licenses to competing technology; or

•	indemnify customers under certain clauses relating to intellectual property rights in our licenses.
     We may be unable to obtain licenses on acceptable terms or at all. We may become a party to litigation, and the court may assess damages. If we fail to obtain licenses, if adverse or protracted litigation arises out of any such assertion or damages are assessed, our business, financial condition or results of operations could be materially adversely affected.
Changes in the accounting treatment of stock options could adversely affect our results of operations.
     In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment to require companies to expense employee stock options for financial reporting purposes, effective for fiscal years beginning after June 15, 2005. Such stock option expensing will require us to value our employee stock option grants pursuant to an option valuation formula and amortize that value against our earnings over the vesting period in effect for those options. We currently account for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and have adopted the disclosure-only alternative of SFAS No. 123, Accounting for Stock-Based Compensation. When we are required to expense employee stock options in the future, this change in accounting treatment could materially and adversely affect our reported results of operations as the stock-based compensation expense would be charged directly against our reported earnings. For pro forma disclosure illustrating the effect such a change on our recent results of operations might have had, see Note 1 of the Condensed Consolidated Financial Statements.
Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.
     To comply with the Sarbanes-Oxley Act of 2002, as well as recent changes to Nasdaq listing standards, we have been and will be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our premiums for our various insurance policies, including our directors’ and officers’ insurance policies, could be subject to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.
We will incur significant increased costs, and our management will be required to devote substantial time, to comply with the internal controls requirements of the Sarbanes-Oxley Act.
     The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, commencing in 2006, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting as of December 31, 2006, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance related issues. We currently do not have an internal audit group, and we will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ National Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Item 3. Quantitative and Qualitative Disclosures about Market Risks
     The following discussion regarding our market risk contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including risks of exchange rate fluctuations, interest rate fluctuations and general market volatility, that could cause actual results to differ materially from those discussed in the forward-looking statements.
     Prior to 1999, we had undertaken transactions to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. Because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. Any market value gains or losses recognized on hedges of payables in the future will be offset against foreign exchange gains or losses on those payables. The gain or loss and premium or discount on forward contracts designated as hedges of firm commitments will be deferred until the hedged transaction is completed and included in the measurement of the value of the hedged transaction. At June 30, 2005, we had no foreign exchange contracts outstanding.
     Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.
     For further discussion of our market risk, please see Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exposure to Currency Fluctuations.”

Part II. OTHER INFORMATION
Item 2. Unregistered sales of equity Securities and Use of Proceeds
          On February 24, 1997, IONA’s Registration Statement on Form F-1 (File No. 333-6396) became effective. The net proceeds to IONA from the related offering were $59,574,654. IONA has filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement (February 24, 1997) through June 30, 2005:

Purchase and installation of furniture and fixtures	$14,429,000

Purchase and installation of machinery and equipment	33,806,000

Short-term debt instruments	10,959,654

Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	380,000
Item 6. Exhibits and Reports on Form 6-K
          IONA filed nine (9) Reports on Form 6-K during the quarter ended June 30, 2005. On April 14, 2005, IONA filed a Report on Form 6-K furnishing a press release reporting preliminary financial results for the quarter ended March 31, 2005. On April 14, 2005, IONA also filed a Report on Form 6-K furnishing a press release reporting the appointment of Peter M. Zotto to the office of Chief Executive Officer, the election of Mr. Zotto to IONA’s board of directors and the assumption by Dr. Christopher Horn of the position of non-executive Vice Chairman of the Board. On May 6, 2005, IONA filed five (5) Reports on Form 6-K each furnishing a report required to be filed by the Listing Rules of the Irish Stock Exchange. On June 14, 2005, IONA filed a Report on Form 6-K furnishing a press release reporting the resignation of Daniel Demmer as its Chief Financial Officer. On June 30, 2005, IONA filed a report on Form 6-K furnishing financial information in respect of the fiscal quarter ended March 31, 2005.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IONA Technologies PLC
Date: August 30, 2005	By:	/s/ Peter M. Zotto

Peter M. Zotto
Chief Executive Officer